Mail Room 4561

								March 31, 2006

Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL  60618

	Re:    	Midway Games, Inc.
		Amendments No. 2 to Registration Statements on Form S-3
		Filed on March 14, 2006
		File Nos. 333-130131, 333-130133 and 333-130134

		Form 10-K for the fiscal year ended December 31, 2005
		File No. 1-12367

Dear Ms. Fulton:

	In connection with our review of the above-cited filings, we issue the following comment.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A.  Controls and Procedures, page 51
1. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures were designed, and were effective, to provide reasonable assurance that information about [the Company and your] subsidiaries, including the information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, was reported within the time periods specified in the rules and forms of the SEC." Clarify whether your officers concluded that your disclosure controls and procedures were designed and were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified by the rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.
Please see Exchange Act Rule 13a-15(e). The Staff previously commented with regard to the Company`s disclosures in your December
31, 2004 Form 10-K and your 2005 Forms 10-Q. Your revised disclosures in the Company`s December 31, 2005 Form 10-K also appear to recite a definition of controls and procedures that varies from the rule text. If you choose to include the definition of disclosure controls and procedures, you should include the entire definition. Please confirm that your disclosures will conform to the requirements in your future 1934 Act filings.

	You may contact April Coleman at 202-551-3458 or Kathy
Collins,
Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.
Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at
202-551-3730.

        						Sincerely,



Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile 312 782-8585
      Elizabeth C. Kitslaar, Esq.
   Jones Day



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Deborah K. Fulton, Esq.
Midway Games, Inc.
March 31, 2006
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